                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


          Information to be Included in Statements Filed Pursuant to
                 Rules 13d-1(b) and (c) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)
                              (Amendment No. 21)*


                                Kellogg Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   487836108
                 --------------------------------------------
                                (CUSIP Number)


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
-------------------                                                       ------
CUSIP NO. 487836108                                                       Page 2
-------------------                                                       ------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959)

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      A New York Corporation

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            163,532

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          140,894,899
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             90,992

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          138,905,240

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      141,058,431

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      34.3%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-------------------                                                       ------
CUSIP NO. 487836108                                                       Page 3
-------------------                                                       ------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      William E. LaMothe

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            789,579

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          138,961,540
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             787,525

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          138,961,540

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      139,751,119

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      34.0%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-------------------                                                       ------
CUSIP NO. 487836108                                                       Page 4
-------------------                                                       ------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Russell G. Mawby

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            13,757

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          138,861,540
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             7,200

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          138,861,540

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      138,875,297

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.8%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-------------------                                                       ------
CUSIP NO. 487836108                                                       Page 5
-------------------                                                       ------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      William C. Richardson

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,415

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          139,583,460
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             400

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          139,583,460

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      139,584,875

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.9%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6


     This Schedule 13G is being filed as Amendment No. 21 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 21 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, William E. LaMothe, Russell G. Mawby and William C. Richardson, as all of the trustees of the Trust for the year ending December 31, 1997.

     The number of shares beneficially owned by each of The Bank of New York and certain of its affiliates, William E. LaMothe, Russell G. Mawby, and William C. Richardson, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 142,685,102, which is 34.7% of the Shares outstanding. Of this amount 138,861,540 Shares, or 33.8% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

Item 1.   (a)  Name of Issuer:
               --------------

               Kellogg Company

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Kellogg Square
               Battle Creek, Michigan 49016-3599

Item 2.   (a)  Name of Persons Filing:
               -----------------------

               The Bank of New York Company, Inc.

               William E. LaMothe
               Russell G. Mawby
               William C. Richardson

          (b)  Address of Principal Business Office :
               -------------------------------------

               Person Filing                        Address
               -------------                        -------
               The Bank of New York Company, Inc.   One Wall Street
                                                    New York, NY 10286

               William E. LaMothe                   Heritage Tower, Suite 1701
                                                    25 West Michigan Avenue
                                                    Battle Creek, Michigan 49017

               Russell G. Mawby                     Heritage Tower, Suite 1701
                                                    25 West Michigan Avenue
                                                    Battle Creek, Michigan 49017

               William C. Richardson                W.K. Kellogg Foundation
                                                    One Michigan Avenue East
                                                    Battle Creek, Michigan 49017

Schedule 13G
Issuer: Kellogg Company
Page 7


          (c)  Citizenship:
               ------------

               The Bank of New York Company, Inc.  -A New York Corporation
               William E. LaMothe                  -U.S. Citizen
               Russell G. Mawby                    -U.S. Citizen
               William C. Richardson               -U.S. Citizen

          (d)  Title of Class of Securities:
               -----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               -------------

               All persons filing - 487836108

Item 3.   (a) - (h)

          This statement is being filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          ----------

          (a)  Amount Beneficially Owned as of December 31, 1997:
               --------------------------------------------------
               The Bank of New York Company, Inc.    -141,058,431
               William E. LaMothe                    -139,751,119
               Russell G. Mawby                      -138,875,297
               William C. Richardson                 -139,584,875

          (b)  Percent of Class:
               -----------------

               The Bank of  New York Company, Inc.   -      34.3%
               William E. LaMothe                    -      34.0%
               Russell G. Mawby                      -      33.8%
               William C. Richardson                 -      33.9%

          (c)  Number of shares as to which such person has:
               ---------------------------------------------

               (i) Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.    -    163,532
               William E. LaMothe                    -    789,579
               Russell G. Mawby                      -     13,757
               William C. Richardson                 -      1,415

               (ii) Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.    -140,894,899
               William E. LaMothe                    -138,961,540
               Russell G. Mawby                      -138,861,540
               William C. Richardson                 -139,583,460

Schedule 13G
Issuer: Kellogg Company
Page 8


               (iii) Sole power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.    -     90,992
               William E. LaMothe                    -    787,525
               Russell G. Mawby                      -      7,200
               William C. Richardson                 -        400

               (iv)  Shared power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.    -138,905,240
               William E. LaMothe                    -138,961,540
               Russell G. Mawby                      -138,861,540
               William C. Richardson                 -139,583,460

Item 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          William E. LaMothe resigned as a co-trustee of the Trust effective January 30, 1998. On that same date, Arnold G. Langbo succeeded Mr. LaMothe as a co-trustee of the Trust. Accordingly, as of January 30, 1998, Mr. LaMothe ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 30, 1998 Mr. Langbo became such a beneficial owner. Beginning with the year ending December 31, 1998, Mr. Langbo will report his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. LaMothe.

          Dr. Russell G. Mawby also resigned as a co-trustee of the Trust effective January 30, 1998. On that same date, Jonathan T. Walton succeeded Dr. Mawby as a co-trustee of the Trust. Accordingly, as of January 30, 1998, Dr. Mawby ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 30, 1998 Mr. Walton became such a beneficial owner. Beginning with the year ending December 31, 1998, Mr. Walton will report his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Dr. Mawby.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ---------------------------------------------------------------------

          The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

               The Bank of New York
               One Wall Street
               New York, NY 10286

               The Bank of New York Trust Company
               123 Main Street
               White Plains, New York 10601

Schedule 13G
Issuer: Kellogg Company
Page 9


Item 8.   Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          See Exhibits 99.2 and 99.3

Item 9.   Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10.  Certification:
          --------------

          Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 10


                                  SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1998


                               The Bank of New York, as trustee of the
                               W.K. Kellogg Foundation Trust


                               By /s/ John V. Stenerson
                                  ----------------------------------------------
                                      John V. Stenerson
                                      Vice President



                                      William E. LaMothe

                                      /s/ John V. Stenerson
                                      ------------------------------------------
                                      By his attorney in fact, John V. Stenerson



                                      Russell G. Mawby

                                      /s/ John V. Stenerson
                                      ------------------------------------------
                                      By his attorney in fact, John V. Stenerson



                                      William C. Richardson

                                      /s/ John V. Stenerson
                                      ------------------------------------------
                                      By his attorney in fact, John V. Stenerson

                                   FORM 13G

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.         Exhibit
-----------         -------
Exhibit 24.1        Power of Attorney of William E. LaMothe (incorporated by
                    reference to Exhibit 4.1 to Amendment No. 20 to this
                    Schedule 13G filed on EDGAR on May 14, 1997 ("Amendment
                    No. 20")).

Exhibit 24.2 Power of Attorney of Russell G. Mawby (incorporated by reference to Exhibit 4.2 to Amendment No. 20).

Exhibit 24.3 Power of Attorney of William C. Richardson (incorporated by reference to Exhibit 4.3 to Amendment No. 20).

Exhibit 99.1        Ownership of More Than 5 Percent on Behalf of Another
                    Person.

Exhibit 99.2        Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3        Agreement Pursuant to Rule 13d-1(f)(1)(iii).